November 19, 2025

Michael Martinez
Chief Financial Officer
Apollo IG Core Replacement, L.P.
9 West 57th Street, 41st Floor
New York, NY 10019

       Re: Apollo IG Core Replacement, L.P.
           Amendment No. 1 to Form 10-12G
           Filed September 11, 2025
           File No. 000-56768
Dear Michael Martinez:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-12/G
Calculation of Net Asset Value, page 247

1. We note your responses to comment 10. Please revise your Registration Statement to indicate that you will include disclosure related to changes to your NAV valuation policies in your periodic Exchange Act filings following effectiveness, or provide us with your analysis as to why such disclosure would not be relevant. November 19, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Eric Envall at 202-551-3234 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Matthew B. Goldstein